SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                          SANTA FE FINANCIAL CORPORATION
                                  Name of Issuer

                     Common Stock, Par Value $0.10 Per Share
                           Title of Class of Securities

                                   802014-10-0
                                   CUSIP Number


                                 John V. Winfield
                         President and Chairman of the Board
                              The InterGroup Corporation
                        2121 Avenue of the Stars, Suite 2020
                           Los Angeles, California 90067
                                  (310) 556-1999
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                  June 30, 1998
                                 ----------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No. 802014-10-0
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1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
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2.   Check the Appropriate Box if a Member of a Group          (a) [ ]
                                                               (b) [X]
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3.   SEC Use Only

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4.   Source of Funds

     WC
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Delaware
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Number of                                 7.   Sole Voting Power
Shares                                         674,996
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           625,596
                                          ------------------------------------
                                          10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     674,996 Shares
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12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     50.4%
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14.  Type of Reporting Person

     CO
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

CUSIP No. 802014-10-0
------------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group          (a) [ ]
                                                               (b) [X]
------------------------------------------------------------------------------
3.   SEC Use Only

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4.   Source of Funds

     N/A
------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
------------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           674,996
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           49,400
                                          ------------------------------------
                                          10.  Shared Dispositive Power
                                               674,996
------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     674,996 Shares
------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     50.4%
------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
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                          AMENDMENT NO. 14
                           TO SCHEDULE 13D
                     OF THE INTERGROUP CORPORATION
                        AND JOHN V. WINFIELD
                 REGARDING OWNERSHIP OF COMMON STOCK OF
                    SANTA FE FINANCIAL CORPORATION


          This Amendment No. 13 to Schedule 13D is being filed by The InterGroup Corporation ("InterGroup") and John V. Winfield to update information previously furnished. This Amendment reflects the execution of a Voting trust Agreement between InterGroup and John V. Winfield and purchases by InterGroup of additional shares of Common Stock, $.10 par value (the "Common Stock") of Santa Fe Financial Corporation ("Santa Fe" or the "Company") in open market transactions.

          The following items of this Schedule 13D are amended.

Item 1.   Security and Issuer.
          -------------------
          This Amendment to Schedule 13D relates to the Common Stock of Santa
Fe.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
         InterGroup used working capital as its source of funds for the purchase of the Common Stock.


Item 4.   Purposes of Transaction.
          -----------------------

          (a) On June 30, 1998, InterGroup and John V. Winfield entered into a Voting Trust Agreement, whereby John V. Winfield granted to InterGroup the power to vote the 49,400 shares of Common Stock owned by him as well as a right of first refusal upon any sale of said shares. A true and correct copy of the Voting Trust Agreement is attached hereto as Exhibit A and incorporated herein by reference. As a result of the Voting Trust Agreement, InterGroup now controls 50.4% of the voting power of Santa Fe.

          InterGroup and John V. Winfield may, from time to time, purchase additional shares of Common Stock in the open market or in private transactions.

          Except as set forth above, InterGroup and John V. Winfield have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.



Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------
          (a) InterGroup, as of June 30, 1998, may be deemed to beneficially own, for purposes of this Section 13(d) of the Exchange Act: (i) 611,396 shares of the Common Stock and (ii) 63,600 shares of convertible Preferred Stock. Those shares represent 50.4% of the outstanding Common Stock of Santa Fe assuming the conversion of the Preferred Stock into shares of Common Stock.

          John V. Winfield owns 49,400 shares of the Common Stock of Santa Fe. Mr. Winfield is the Chairman, President and Chief Executive Officer of InterGroup and is the controlling shareholder of InterGroup. Mr Winfield has investment and voting control of the securities held by InterGroup. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of
Section 13(d), the Common Stock and Preferred Stock of InterGroup, he would beneficially own 50.4% of the Common Stock.

          The above percentages were determined based on Santa Fe's representations that it had 1,276,038 shares of Common Stock issued and outstanding and 63,600 shares of convertible Preferred Stock issued and outstanding, and assuming the conversion of the Preferred Stock into Common Stock.

          (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock and Preferred Stock owned by InterGroup.

          John V. Winfield has shared voting power and sole disposition power with respect to the Common Stock owned by him.

          (c) Information with respect to transactions effected by InterGroup in the Common Stock within the past sixty (60) days is set forth below:

                Number of           Price per
    Date         Shares               Share                Nature
    ----        ---------           ---------              ------
  06/18/98         900               $17.50          Open Market Purchase


          (d) No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Inapplicable.




                                  SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 30, 1998                  THE INTERGROUP CORPORATION
       -----------------
                                   By: /s/ John V. Winfield
                                       -------------------------------
                                       John V. Winfield,
                                       Chairman, President and
                                       Chief Executive Officer


                                       /s/ John V. Winfield
                                       ------------------------
                                       John V. Winfield



                                EXHIBIT A

                         VOTING TRUST AGREEMENT


     This Agreement is entered into this 30th day of June 1998, by and between John V. Winfield ("Winfield") and The Intergroup Corporation, a Delaware corporation ("InterGroup" or the "Company").

     WHEREAS, Winfield is the President, Chairman of the Board and Chief Executive Officer of InterGroup; and the record and beneficial owner of 49,400 shares of Common Stock, $.10 par value (the "Common Stock"), of Santa Fe Financial Corporation ("Santa Fe"); and

     WHEREAS, InterGroup is also a substantial shareholder of Santa Fe; and

     WHEREAS, the parties believe that it is in the best interests of the Company that InterGroup have voting control over the shares of Common Stock in order to effectuate a consolidation of Santa Fe and InterGroup for financial reporting purposes;

     NOW THEREFORE, for valuable consideration and the mutual covenants and conditions set forth herein, Winfield and InterGroup agree as follows:

     1. Voting Rights. Winfield grants to InterGroup the exclusive right to vote the Common Stock, in any and all matters, for such period of time as Winfield owns said shares. Said grant of voting rights shall not be deemed a transfer of any ownership rights in the Common Stock.

     2.  Right of First Refusal.   Before selling or transferring any of the
Common Stock, Winfield must first offer the shares to InterGroup, in the following manner:

     (a) Winfield shall mail or personally deliver a copy of any written offer received by him to sell the Common stock, or a notice of intent to sell if there is no written offer, to the Secretary of the Company, stating the number of Common Shares and the price, terms, and conditions of the proposed sale or transfer, including the name of any proposed outside buyer. The Company shall then have the right to purchase any or all of those shares at the price and on the terms and conditions stated in the offer, or at the current market price if there is no written offer, by giving written notice of its election to purchase a specified number of shares. This notice shall be given by mail or personal delivery within two (2) business days after the date of receipt of any written offer to purchase or notice of intent to sell in the open market.

     (b) If the Company fails to give notice of its election to purchase within the prescribed period, or if it elects to purchase fewer than all of the shares being offered, than Winfield shall be free to sell or transfer the balance of the Common Stock according to the terms of the written offer or on the open market.

                                                   THE INTERGROUP CORPORATION


/s/ John V. Winfield                            by /s/ Gregory C. McPherson
--------------------                               -------------------------
JOHN V. WINFIELD                                   GREGORY C. McPHERSON
                                                   Executive Vice President